SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 2, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

In connection with its previously announced Canadian offering of 2.0 million trust units, Fording Canadian Coal Trust (the “Trust”) has made public the following information:

Federal Budget

Limits on Investments by Designated Taxpayers

On March 23, 2004, the Minister of Finance (Canada) tabled a budget (the ‘‘Budget’’) in the House of Commons containing various tax proposals that would generally limit the level of investments by certain designated taxpayers, including registered pension plans, pension corporations and various tax-exempt pension investment corporations, in business income trusts and, subject to transitional relief, would impose a special tax after 2004 on excess investments.  For designated taxpayers that own units of a business income trust indirectly through other trusts, partnerships, mutual fund corporations or certain other vehicles, where the units were acquired prior to March 23, 2004 and held continuously thereafter, the special tax would not begin to apply unless the units are still held on January 1, 2009.  For designated taxpayers that own units directly in a business income trust, where the units were acquired by the designated taxpayer prior to March 23, 2004 and held continuously thereafter, the special tax would not begin to apply unless the units are still held on January 1, 2014.  Prospective purchasers should therefore consult their own tax advisors regarding the potential application of the proposed amendments as a result of an acquisition of Units.

The Trust believes that it could be considered a business income trust for the purposes of the proposed tax measures announced as part of the Budget.  In the event that the Trust were to be considered a ‘‘business income trust’’ within the meaning of the proposed amendments, it is possible that certain existing significant Unitholders of the Trust, including registered pension plans, pension corporations and various tax-exempt pension investment corporations, could be affected by such amendments.  Were that to occur, the special tax potentially payable by such Unitholders in connection with an investment in the Units could be a relevant factor in their investment decision.

Deferred income plans that are not designated taxpayers, such as registered retirement savings plans and registered retirement income funds, will not be affected by these Budget proposals.

Withholding on Distributions to Non-Residents

The Budget contains further proposals that will affect distributions made by the Trust to a non-resident Unitholder.  Generally, the proposals contemplate that (i) distributions made by the Trust after March 22, 2004 to a Non-Resident that are paid out of the Trust’s gains on taxable Canadian property will be treated as Canadian-source trust income and will be subject to withholding under the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended (the “Tax Act”), at a rate of 25% (unless reduced by an applicable tax treaty), and (ii) where distributions (such as distributions of capital) made by the Trust after 2004 to a Non-Resident are not otherwise subject to Canadian tax (including the withholding tax described in (i) above) a 15% tax will be imposed on, and withheld from, such distributions.

Alberta Budget

On March 24, 2004, the Minister of Finance for the Province of Alberta presented to the provincial legislature her proposed budget for the 2004-2005 fiscal year.  In that budget, the Alberta provincial government announced that it would bring forward legislation that would deal with requests to provide unitholders of publicly traded income funds with limited liability.

New Rules Regarding Restricted Investment Entities

On March 23, 2004, the Minister of Finance (Canada) tabled in the House of Commons a Notice of Ways and Means Motion (the ‘‘Notice’’).  The Notice includes a proposal to amend the Tax Act to subject a ‘‘designated taxpayer’’ to a special tax where, at the end of a month that ends after 2004, the designated taxpayer holds ‘‘restricted investment property’’ and, in general terms, the cost amount to the designated taxpayer of all such property exceeds 1% of the cost amount to it of all of its properties.  For this purpose, restricted investment property includes units of a business income trust and interests in and debt of certain entities which hold units or debt of business income trusts.  The Notice also includes a proposal to amend the Tax Act to subject a designated taxpayer to a special tax where, in general terms, the designated taxpayer and entities with which it does not deal at arm’s length hold more than 5% of the units of a class of a business income trust.

For the purposes of these special taxes, a designated taxpayer generally means a trust governed by a registered pension plan, a pension corporation and various tax-exempt pension investment corporations, and a business income trust means a unit trust (other than an exempt trust) any unit of which is listed on a prescribed stock exchange where 50% or more of the fair market value of the trust’s property is attributable to debt issued by an entity in respect of which the trust has a significant interest.  The Trust would be considered a business income trust unless it is an exempt trust.  Whether the Trust will qualify as an exempt trust at a particular time will depend, among other things, on the nature of and relative values of the Trust’s properties at that time.  The Trust has advised counsel that it may not qualify as an exempt trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

Date: April 2, 2004

By:   /s/ James F. Jones

James F. Jones

Secretary